Exhibit 21.1

SUBSIDIARIES OF Q32 BIO INC.

Legal Name of Subsidiary	Jurisdiction of Organization
Q32 Bio Securities Corp.	Massachusetts
Q32 Bio Australia Pty Ltd	Australia
Q32 Bio Operations Inc.	Delaware